July 29, 2024

Re:	SpringBig Holdings, Inc. Registration Statement on Form S-1 Filed June 20, 2024 File No. 333-280335

Ms. Aliya Ishmukhamedova
Ms. Jan Woo
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ishmukhamedova and Ms. Woo:

On behalf of our client, SpringBig Holdings, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 5, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Registration Statement on Form S-1 filed June 20, 2024

Selling Stockholders, page 83

1.
You disclose that “no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer” but note that some of your selling shareholders may be affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise your disclosure accordingly or advise.

Response: Please see footnote (12) to the “Selling Stockholders” table beginning on page 84 of the Revised Registration Statement, which has been added in response to this comment, identifying certain selling stockholders as an affiliate of a broker-dealer. Otherwise, based upon information supplied to the Company on behalf of each selling stockholder, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, page 100

2.
We note your disclosure on page 101 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information. In addition, the Company has revised the disclosure on page 103 of the Revised Registration Statement.

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Should any questions arise, please do not hesitate to contact me at (646) 328-0498 (tel.) or arawoof@beneschlaw.com or William E. Doran at (312) 212-4970 (tel.) or wdoran@beneschlaw.com. Thank you for your time and attention.

Sincerely,

/s/ Aslam A. Rawoof

Aslam A. Rawoof

Cc:

Paul Sykes, Chief Financial Officer of SpringBig Holdings, Inc.